SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. ___)*

CINCOR PHARMA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

17240Y109

(CUSIP Number)

January 6, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    17240Y109

1.	Names of Reporting Persons. CinRx Pharma, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,865,397
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,630,102
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,102
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.8%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer:

CinCor Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Clarendon Street, Sixth Floor

Boston, MA 02116

Item 2(a).	Name of Person Filing:

CinRx Pharma, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5375 Medpace Way

Cincinnati, Ohio 45227

Item 2(c).	Citizenship:

CinRx Pharma, LLC is a limited liability company organized under the laws of the State of Ohio.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

17240Y109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,630,102

(b)	Percent of class: 7.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,865,397

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,630,102

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Each of Jon Isaacsohn, M.D., FACC, August Troendle, M.D., M.B.A., Jesse Geiger and Steve Ewald is a member of the Board of Managers of CinRx Pharma, LLC, or CinRx, and may be deemed to have shared voting and investment control over the shares held by CinRx. Each of such individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2022

CINRX PHARMA, LLC

By:	/s/ August Troendle
August Troendle, Managing Member

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